UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405




April 29, 2005


via U.S. mail	                                  via facsimile

Mr. Sam K. Reed
Ms. Catherine Brown
Chief Executive Officer
Wilmer Cutler Pickering Hale and Dorr LLP
TreeHouse Foods, Inc.
(202) 663-6363
c/o Dean Foods Company

2515 McKinney Avenue, Suite 1200

Dallas, Texas 75201


RE:		TreeHouse Foods, Inc.
		Form 10 filed March 30, 2005
		File No. 0-51231



Dear Mr. Reed:

      We have limited our review of the above filing to legal disclosure issues, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10 / Preliminary Information Statement

General

1. Please be advised that your Form 10 registration statement will automatically become effective 60 days from the date of the first filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have prepared a response to our comments.

2. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.
For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate. Where comments relate to disclosure that is incorporated by reference from the information statement, make appropriate changes to both documents as necessary.

3. Explain in the document in necessary detail the business reasons for structuring the spin-off the way it is structured and for establishing the particular terms. In that regard, you will need to expand the "Background" discussion that appears at page 21 to discuss, among other things, the following:
a) who approached whom regarding this transaction;
b) what other offers or alternatives the board considered;
c) the reasons the other options were rejected;
d) how the parties arrived at the particular deal terms, including the amount of the walk-away penalties, the number of options to be granted, the aggregate compensation to be earned by the officers, etc.

4. Provide current and updated disclosure, and fill in all blanks where the information is known. You may use brackets to reflect information that may change before the information statement is finalized. Among other things, we would expect you to update the disclosure regarding the IRS letter ruling, the opinion of named counsel, the status of your credit facility negotiations and its terms, the status of all pending agreements with Dean Foods, the status of your application to the NYSE for listing and the material terms of all agreements or contracts that you have not yet described in the document.

      With regard to the pending agreements, for example, the current disclosure at page 80 is insufficient: "In connection with the distribution, we will enter into certain agreements with Dean Foods to define our ongoing relationship with Dean Foods after the distribution."

5. You also will need to file as exhibits all material contracts.
We
may have additional comments once you provide updated information and file all omitted exhibits.

6. You state that, pursuant to the spin-off, Dean Foods Company will transfer to you its Specialty Foods Group, Mocha Mix (r), Second Nature (r), and food services salad dressing businesses. Please describe each individual business to be transferred, identifying any brands or trademarks corresponding to each business, and indicate the reportable segment to which each business belongs.

7. It appears imprecise to indicate on the cover page of the information statement that stockholders need not "pay anything" in connection with the distribution. They might be liable for taxes in connection with any cash they receive for fractional shares. Please revise to clarify.

Summary, page 1

8. We note the following statements regarding your market position:
"We believe we are the largest manufacturer of pickles and non-dairy powdered creamer in the United States"; "[w]e are the leading retail supplier of private label pickles and private label non-dairy powdered creamer in the United States"; and "[w]e are a leading producer of aseptic cheese sauces and puddings for the foodservice market." Provide us with independent third party support for these and similar statements that appear throughout the document, and make clear whether by referring to "leading" you are referring to market share or some other competitive business attribute.

9. You indicate at page 7 that outstanding Dean options will be adjusted "to reflect the distribution." In the lengthier discussion that appears later in the document, provide enhanced detail regarding how these adjustments will be made.

Risk Factors, page 10

10. Eliminate language that mitigates the risk you present.
Examples
include the clauses on page 13 that begin "although" or "while." Also state the risk directly and plainly, eliminating statements such as "no assurance can be given," "we cannot assure you" and "we cannot
guarantee our stock price...."

11. Identify the 17.7% segment customer, and refer to the recent loss of any material customers. We note the related disclosure that appears in the MD&A section.

12. Ensure that your captions refer to the particular risks that you
face, rather than referring to generic risks that apply to all companies in general. For example, all companies in your industry and all companies in general could suffer an adverse impact as a result of "Our failure to successfully compete...."  It appears that
the particular risk relates more to your competing with larger companies that sell branded products.

13. In your "Our Relationship with Dean Foods after the
Distribution"
section, on page 33, you state that Dean Foods granted you a license to use certain trademarks until the current supply of packaging material is depleted. If appropriate, include risk factor disclosure concerning any loss of trademark or other rights.

Cautionary Note Regarding Forward-Looking Statements, page 20

14. It appears inappropriate to suggest that "will" identifies forward-looking statements. Please revise accordingly.

The Distribution, page 21

15. Discuss further the directors` reasons for approving this transaction. Disclose why the board believed separating the two businesses will enable each to better pursue its strategic objectives.

16. Make clear which conditions have been satisfied and which might still be waived. For example, you indicate that you could waive receipt of the IRS tax ruling and legal opinions. We may have additional comments.

17. With appropriate emphasis and in an appropriate place, quantify the maximum aggregate benefits and compensation to be received by the new management team (a) if the spin-off occurs and (b) if the spin-off does not occur. Similarly, state explicitly the maximum amount of stock, including the percentage, that the management team could receive as a result of the spin-off and the other options and arrangements you discuss. Include corresponding information in your
"Executive Compensation" section as well.

Properties and Facilities, page 60

18. Specify the expiration dates for all material leases.

Management -- Our Directors and Executive Officers, page 64

19. Provide a complete description of the business experience of each officer and director for the past five years, with no gaps or ambiguities with regard to time. For example, for a number of the individuals, you indicate that they worked as "principals" for TreeHouse LLC without providing the particular offices they held or the dates during which they served in the indicated capacity.

20. When known, identify all independent directors and the members of all committees to which you refer.

Where You Can Find More Information, page 85

21. You are responsible for the accuracy of the disclosure in your filings with the Commission. The statement at page 86 that you "believe that the information presented herein is accurate as of the date hereof" is unnecessary and could suggest that you are uncertain about the currency and accuracy of the disclosure. Please revise accordingly.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

   Direct questions relating to disclosure issues to Carmen
Moncada-
Terry at (202) 942-1908 or, in her absence, to Timothy Levenberg,
Special Counsel, at (202) 942-1896.   Direct any correspondence to
us
at the following ZIP Code: 20549-0405.

      Sincerely,



									H. Roger Schwall
									Assistant Director

cc:	Carmen Moncada-Terry
	Timothy Levenberg
TreeHouse Foods, Inc.
April 29, 2005
page 5